(SEC RULE 12g3-2(b) EXEMPTION No. 82-2950)

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

July 13, 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

SEC
Mail Processing
Section
JUL 25 2008
Washington, DC
104

Dear Sir/Madam:

Re: ALTAI RESOURCES INC. – Change of Registered Office and Mailing Address

Please be informed that effective from July 13, 2008, Altai Resources Inc.'s registered office address and mailing address have changed as follows:-

2550 Victoria Park Avenue, Suite 738
Toronto, Ontario,
M2J 5A9

Previous address was 1880 O'Connor Drive, Suite 501, Toronto, Ontario, M4A 1W9.

The following will remain the same:

08004043

Telephone No.:	(416) 383-1328
Fax No:	(416) 383-1686
Email Address:	info@altairesources.com
Internet:	www.altairesources.com

Please amend all your records to reflect this change accordingly.

Yours sincerely,

ALTAI RESOURCES INC.

PROCESSED
JUL 31 2008
THOMSON REUTERS

Maria Au
Secretary-Treasurer

dlw 7/30

END

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